VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kellie Kim
    Kristina Marrone
    Pearlyne Paulemon
    Stacie Gorman
Re:     Creative Media & Community Trust Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-13610
Dear Mses. Kim, Marrone, Paulemon and Gorman:
On behalf of Creative Media & Community Trust Corporation (the “Company”), this is a written response to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission letter dated May 6, 2024 regarding the Company’s filings referenced above. Our responses have been included directly below each of the individual numbered comments included in your letter.
Annual Report on Form 10-K for fiscal year ended December 31, 2023
Item 1. Business, page 2
1.We note your disclosure in footnote one on page 53 that a tenant exercised their early termination right in 2023 and that on page 23 you indicate that tenants may be able to exercise their early termination rights, to the extent available. Please tell us and revise future filings to clarify the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.
Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to clarify the square footage occupied by tenants who have early termination provisions and to discuss the impact to the Company’s future lease expirations disclosure from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of square footage. As of December 31, 2023, tenants with early termination provisions occupied 90,220 square feet (approximately 8.1% of the total portfolio’s occupied square footage) with contractual maturity dates in 2027; 3,572 square feet (approximately 0.3% of the total portfolio’s occupied square footage) with contractual maturity dates in 2029; and 25,845 square feet (approximately 2.3% of the total portfolio’s occupied square footage) with contractual maturity dates in 2032. In the past two years, one tenant exercised their early termination provisions, which accounted for 130,085 square feet.

Item 2. Properties, page 50
2.We note your disclosure on page 50 that one office property is being partially converted into multifamily use, that your Unconsolidated Joint Ventures contain one multifamily site currently under development, and that you have several other properties to be developed, potentially into multifamily. Please tell us and revise future filings to disclose the anticipated completion date, scope of development, costs incurred to date and budgeted costs for any sites currently under development.
Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to disclose the anticipated completion date, scope of development, costs incurred to date and budgeted costs for any sites currently under development, or those with finalized development plans that have been formally approved by management.
An Unconsolidated Joint Venture (the “4750 Wilshire JV”), in which we have a 20% ownership interest, is in the process of converting two of the three floors of an office building in Los Angeles, California from office-use into 68 for-lease multifamily units (the “4750 Wilshire Project”), with the first floor of the building continuing to function as 30,335 square feet of office space. The total cost of the 4750 Wilshire Project is expected to be approximately $31.0 million (our share of which will be $6.2 million), which will be financed by a combination of equity contributions from us and co-investors as well as a mortgage loan from a third-party lender. In connection with the 4750 Wilshire Project, we initially received cash sales proceeds from the joint venture partners, enhancing our liquidity. Further, we have earned and will continue to earn management fees from co-investors in connection with their co-investment in the 4750 Wilshire Project. As of December 31, 2023, total costs of $14.0 million had been incurred by the 4750 Wilshire JV in connection with the 4750 Wilshire Project. The 4750 Wilshire Project is expected to be completed by the 4th quarter of 2024.
An Unconsolidated Joint Venture (the “1910 Sunset JV”), in which we have approximately a 44% ownership interest, plans to begin construction to develop a multifamily apartment building with 36 multifamily units at 1915 Park Avenue in Los Angeles, California (the “1915 Park Project”), which development is expected to be completed by the third quarter of 2025 and expected to cost approximately $19.3 million (our share of which will be $8.5 million). The 1910 Sunset JV plans to finance the project through a combination of cash from operations at its office property, additional equity contributions from existing investors, and proceeds from a mortgage loan from a third-party lender (which is in-place but currently has no outstanding borrowings and is subject to additional equity contribution requirements which have not yet been met). As of December 31, 2023, no costs had yet been incurred in connection with the 1915 Park Project.
The Company plans to renovate the Sheraton Grand Hotel in Sacramento, California (the “Hotel Renovation”), which primarily entails renovating the hotel’s guest rooms and corridors and is expected to cost approximately $20.9 million. As of December 31, 2023, approximately $1.6 million of pre-construction costs had been incurred with respect to the Hotel Renovation; the Company plans to start construction in the second half of 2024, with anticipated completion by the third quarter of 2025.

3.We note your definition of annualized rent on page 1. We also note that you have included footnote disclosure regarding the impact of abatements on your office properties in footnote 3 on page 57, but you did not include the impact of abatements in your footnote disclosure to the office property tables on page 58. Further, we note that you did not include disclosure regarding the impact of free rent, tenant reimbursements, and tenant concessions on page 58 for your multifamily properties. Please tell us and revise future filings to disclose your average effective annual rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements.
Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to disclose the annualized rent net of abatements per square foot and add footnote disclosures to clarify how the net annualized rent takes into account tenant concessions and abatements.
Office:
Net annualized rent per occupied square foot was $55.95 and $51.98 as of December 31, 2023 and 2022, respectively. The phrase “net annualized rent” represents gross monthly base rent, or gross monthly contractual rent under parking and retail leases, net of total rent abatements granted in the applicable month, multiplied by 12. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.
Multifamily:
Monthly rent per occupied unit represents gross monthly base rent under leases commenced as of the specified period, divided by occupied units. This amount reflects total cash rent before concessions. Net of rent concessions granted in the specified period, monthly rent per occupied unit was $2,074 as of December 31, 2023. As the Company’s multifamily segment was acquired during the three months ended March 31, 2023, there was nothing to report for the prior year comparable period.
4.We refer to your statement on page 2 that you are focused on Class A and creative office real assets. For each property, please tell us and revise future filings to disclose the class of the office building. Please clarify if the class of building is impacting your ability to renew leases or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to disclose the class of each property and whether the class of each building is impacting the Company’s ability to renew leases or to obtain new tenants and the impact on leasing costs associated with renewing or re-letting a particular space.

See below for our office property portfolio with property class descriptions included:

Classification / Market / Address	Sub-Market	Class
NORTHERN CALIFORNIA
Oakland, CA
1 Kaiser Plaza	Lake Merritt	Class A
San Francisco, CA
1130 Howard Street	South of Market	Creative office
SOUTHERN CALIFORNIA
Los Angeles, CA
11620 Wilshire Boulevard	West Los Angeles	Class A
4750 Wilshire Boulevard	Mid-Wilshire	Class A
9460 Wilshire Boulevard	Beverly Hills	Class A
11600 Wilshire Boulevard	West Los Angeles	Class A
8944 Lindblade Street	West Los Angeles	Creative office
8960 & 8966 Washington Boulevard	West Los Angeles	Creative office
1910 Sunset Boulevard	Echo Park	Creative office
1037 North Sycamore Avenue	Hollywood	Creative office
SOUTHWEST
Austin, TX
3601 S Congress Avenue	South	Creative office
1021 E 7th Street	East	Creative office
1007 E 7th Street	East	Creative office

As to whether the class of building has been impacting the Company’s ability to renew leases or obtain new tenants, the Company believes that there are a multitude of factors, including classification of a building, that determine whether a property is attractive to tenants. These factors include location, amenities offered, attractiveness of the physical space, leasing rate and concession. In a similar fashion, leasing costs for new space depend on a number of factors, such as existing usage and requirements of the new tenant.
That said, the Company believes that creative office is an attractive concept to tenants. As the labor market remains tight, the Company believes that one of the factors that attracts employees to employers is the physical work environment. Creative office, with more open space, is usually more appealing to employees than the traditional cubicle working environment. The Company also believes that tenants are attracted to creative office for efficiency purposes. Based on the Company’s observations, it appears that companies are able to fit more people into the same footprint in a creative office space compared to the “traditional” office space. This is achieved through a combination of flexible (and often unassigned) work areas and increased density. The Company also believes that there are advantages to leasing creative office. As a general matter, creative office space is open and can easily be transitioned into space for the subsequent tenant. Tenant improvement costs may therefore be lower. Finally, due to the attractiveness to tenants, the Company believes that creative space often justifies a higher rent premium.

Accordingly, the Company respectfully acknowledges the Staff’s comment and will revise future filings to describe how it believes the class of building impacts its ability to renew leases or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at (323) 860-4954.

Sincerely,

/s/ Barry N. Berlin
Chief Financial Officer
Creative Media & Community Trust Corporation